SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Manual of Disclosure and Use of Information
and Policies for Trading Securities Issued by
Net Servicos de Comunicação S.A.
Table of Contents
I. Purpose and Scope

II. Definitions

III. Main Principles
   III.1. Principle of Freedom of Decision
   III.2. Principle of Access to Information
   III.3. Principle of Equality of Treatment
   III.4. Principle of Transparency

IV. Net's Disclosure Policies
   IV.1. Mandatory Reports
   IV.2. Notices
   IV.3. Investor Relations Address on the Internet("IR Website")
   IV.4. Management Reports on Results

V. Periodicity and Means of Disclosing the Result
   V.1. Time Frames for Disclosing the Result
   V.2. Meetings for Presenting the Financial Performance (roadshows)
   V.3. Other Meetings

VI. Policies for Disclosing and Using Information Regarding a Relevant Act or Notice
   VI.1. The Purpose of Disclosing a Relevant Act or Notice
   VI.2. Definition of a Relevant Act or Notice
   VI.3. Internal Procedures to Inform and Release a Relevant Act or Notice of Net
   VI.4. Responsibility in Case of Omission
   VI.5. When to Inform and Disseminate - Deadlines
   VI.6. Who to Inform?
   VI.7. Means of Disclosure - Newspapers and the Internet
   VI.8. Privileged Information and the Duty to Confidentiality
   VI.9. Exception to Immediate Disclosure
   VI.10. Procedures for the Non-Disclosure of a Relevant Act or Notice of Net

VII. Procedures for Communicating Information Regarding the Trading Operations of Administrators and Related Persons

VIII. Procedures for Communicating and Disclosing the Acquisition or Disposal of Relevant Shareholding Position

IX. Policies for Trading the Company's Securities
   IX.1. Initial Considerations on the Adoption of Trading Policies
   IX.2. Trading through Accredited Brokers, and Black-out Periods
   IX.3. Restrictions on Trading Pending the Disclosure of a Relevant Act or Notice
   IX.4. Exceptions to the General Restrictions on Trading Securities
   IX.5. Restrictions on Trading after the Disclosure of a Relevant Act or Notice
   IX.6. Prohibition of Trading in a Period Prior to the Disclosure of Quarterly and Annual Information and the Financial Statements
   IX.7. Prohibition of Determining the Acquisition or Disposal of Shares Issued by Net Itself
   IX.8. Trading Prohibition Applicable only to Former Administrators
   IX.9. General Provisions Applicable to Negotiation Restrictions
   IX.10. Restrictions about Changes in Trading Policies
   IX.11. Individual Investment Programs

X. Penalties and Gross Violations

XI. Final Provisions
   XI.1. Annual Audit
   XI.2. Third-party Responsibilities
   XI.3. Amendment to the Manual

Attachment I - Term of Adhesion to the Manual of Disclosure and Use of Information and Policies for
Trading Securities Issued by Net
Attachment II-A – Individual Form – Information on Trading by Administrators and Related Persons
Attachment II-B – Consolidated Form - Information on Trading by Administrators and Related Persons
Attachment III –Form for Submitting Information on Relevant Shareholding Position
Attachment IV – Letter to Report the Accreditation of Brokers
Attachment V - Violations, Crimes and Penalties

Manual of Disclosure and Use of Information and
Policies for Trading Securities Issued by Net

I. Purpose and Scope

The purpose of this Manual is to establish the practices of disclosure and use of information, as well as the policy of trading securities issued by Net Serviços de Comunicação S.A. (“Net”), to be observed by: (i) Administrators, Controlling Shareholders, Shareholders who elect members of the Board of Directors or of the Audit Committee, members of the Audit Committee and members of other company Bodies who have Technical or Consulting Functions in Net; (ii) Employees and Executives who have access to relevant information; and, in addition, (iii) whoever, due to their position, function or rank in the Controlling Company, in Subsidiaries and in Associated Companies, have access to information on a relevant act or notice concerning Net.

The persons mentioned in the foregoing paragraph must sign a “Declaration of Compliance” with this Manual, according to Articles 15, §1, sub-item I and 16, §1 of Instruction no. 358, of January 3, 2002, of the Securities Commission (“CVM”) and to the model attached to this Manual as Attachment I.

Net will keep, at its headquarters, a list of the persons who signed the Declaration of Compliance, which will be continuously updated as the adhesion of new persons becomes necessary. Likewise, whenever there is a change in the filed data, the subscribers of the Declaration of Compliance shall immediately report them to Net. The list shall always be made available to the CVM.

The Declarations of Compliance shall remain filed at Net’s headquarters while their signatories are still linked to the Company, and, at least, five years after their departure.

This Manual was approved at the Extraordinary Meeting of the Board of Directors of Net held on July 26, 2002.

II. Definitions

The terms and expressions listed below, when used in this Manual, shall have the following meaning:

"Controlling Shareholders" or "Controlling Company": the shareholder or group of shareholders, bound by a shareholders agreement or under common control, that exercise control over AmBev, according to Law no. 6.404/76 as amended.

"Administrators":executive officers and members of the Company's board of directors, whether regular or alternate.

"Stock Exchange": stock exchanges where Securities issued by Net are accepted for trading, in Brazil or abroad.

"CNMV": National Commission of the Securities Market, a regulation body of the securities market in Spain.

"Company" or "Net": Net Servicos de Comunicacao S.A.

"Members of the Audit Board": the members of Net's audit board, whether acting or alternate, in the exercises where they are enacted in a shareholder's general meeting.

"Accredited Brokers": securities brokers accredited by Net for trading its securities in the name of the persons subject to this Manual.

"CVM": the Brazilian Securities Commission.

"Investor Relations Officer": the director of Net responsible for providing information to investors, to the CVM and to the Stock Exchange, as well as for keeping the registration of Net's publicly-held company registration updated.

"Former Administrators": the former executive officers and former directors who are no longer part of the company's management.

“Employees and Executives who have access to relevant information”: Net’s employees and executives who, by virtue of their position or rank in the Company, have access to any Privileged Information.

“Privileged Information” or “Relevant Information”: all relevant information regarding the Company capable of significantly influencing the price of the Securities, but that has not yet been disclosed to the investor public (more details in section VI).

“Instruction 358": CVM Instruction no. 358, of January 3, 2002, as amended, that deals with the disclosure and use of information regarding any relevant Act or Notice relating to corporations, as well as the trading of securities issued by corporations, pending a relevant notice which has not been disclosed to the market, and other subjects.

"Manual": this Manual of Disclosure and Use of Information and Policies for Trading Securities Issued by Net.

“Bodies with Technical or Consulting Functions”: Net’s bodies created by its by-laws, with technical functions, or designed to advise its administrators.

“Qualified Parties”: A Group made up by: (i) Administrators, Controlling Shareholders, Shareholders who elect members of the Board of Directors or of the Audit Committee, members of the Audit Committee and members of other company Bodies who have Technical or Consulting Functions in Net; (ii) Employees and Executives who have access to relevant information; and, in addition, (iii) whoever, due to their position, function or rank in the Controlling Company, in Subsidiaries and in Associated Companies, have access to information on a relevant act or notice concerning Net.

“Related Persons”: the persons who have relations indicated below with executive officers, members of the board of directors, Members of the Audit Committee and members of company Bodies with Technical or Consulting Functions: (i) a spouse, from whom they are not legally separated, (ii) a companion; (iii) any dependent included on the annual income tax declaration, and (iv) the companies that are directly or indirectly controlled, either by the administrators or similar positions, or by Related Persons.

"Investor Public": investors in securities, analysts and other agents of the capital markets.

"SEC": the Securities and Exchange Commission, a regulation body of the securities market in the United States of America.

"Associated Companies": the companies in which Net has ten percent (10%) ownership interest, or more, without having control.

“Controlled Companies”: the companies in which Net, either directly or through other controlled companies, holds partnership rights which assure its continued, overriding powers in the company’s deliberations and the power to elect most of the administrators.

“Securities”: as used in this Manual, this expression covers any stocks, debentures, subscription bonus, receipts (including those issued outside Brazil based on stocks) and subscription rights, promissory notes, call or put options, indexes and derivatives of any kind or any other bonds or collective investment contracts issued by Net, which by legal decision are considered to be a security.

III. Main Principles

Persons subject to this Manual must conduct their business in good faith, with loyalty, truth, transparency and according to the general principles established herein below.

III.1. Principle of Freedom of Decision

Investment decisions (sell, buy or hold) are sovereign acts of each securities investor. The investor public should seek higher returns through the interpretation of the information released to the market, but never through privileged access to such information.

III.2. Principle of Access to Information

Every investor needs to be informed to be able to take decisions in the best way possible. Therefore, it is of essence that Net assures the availability of material information, with regularity and quality. It is the duty of persons subject to this Manual to assure that the disclosure of information on the equity and financial position of Net is complete, continuous and developed through the administrators in charge of such function, which should also cover data on the evolution of their respective shareholding positions in the Company’s capital stock, as provided for herein and in current regulations.

III.3. Principle of Equality of Treatment

All investors should have uniform access to the information to be able to exercise their right to decide. It is necessary that Net’s information is available in time to allow the investor to take informed decisions, and that same perceives an equitable treatment in the process. The disclosure of information in such a way as to not make them accessible to the market in general may negatively interfere in the process of pricing the securities issued by the Company.

III.4. Principle of Transparency

The information made available to the investor public must be transparent, i.e. they must accurately reflect Net’s operations and financial position.

IV. Net’s Disclosure Policies

The system used by Net to communicate with investors consists of the following instruments:

IV.1. Mandatory Reports

Without prejudice to the reports mentioned in the subsections below, Net must prepare and send to CVM and to SEC information in the format as required by them, according to the time schedule below.

a) CVM
  “DFP” – standardized financial statements: (a) within three months after the closing of the fiscal year; or (b) on the same date of the publishing by the press of the financial statements or when they are made available to the shareholders, if this takes place prior to the date in subitem “a”;

  “ITR” – quarterly information: within 45 after the closing of each quarter of the fiscal year, except for the last quarter, or when Net discloses the information to shareholders or to third parties, if this takes place on a prior date. Management’s discussion and analysis of quarterly results (subsection IV.4 below), to be released to investors, should be included in the ITR; and

  “IAN” – annual information: (a) within five months after the closing of the fiscal year; or (b) within one month after holding the ASM, if this deadline ends before the date mentioned in subitem “a”; Within IAN, a Portuguese version of Schedule 20F must be included. Opposed to SEC, CVM demands the inclusion of Schedule 20F in IAN, preferably when the latter is first submitted, or via an spontaneous resubmission of IAN, simultaneously to the registration of such information at SEC. IAN should be updated, according to CVM’s regulations, within 10 days after the occurrence of supervening facts, which may change the information submitted in the aforementioned periods, is determined.

b) SEC
  Schedule 20F: within 180 days from the end of the fiscal year; and

  Schedules 6K: (i) Notes on Relevant Notices (subsection IV.2 below) submitted to CVM (except for IAN), preferably simultaneously but no later than forty-eight hours after such information is published (or made available) in the Portuguese version; (ii) “Consolidated Financial Statements” with NET’s US GAAP results, preferably simultaneously but no later than forty-eight hours after the DFP is published (or made available) at CVM and (iii) “Condensed Consolidated Interim Financial Statements” with NET’s US GAAP results, preferably simultaneously but no later than forty-eight hours after the ITR is published (or made available) at CVM.

All the information submitted to SEC and the CVM shall also be electronically sent to the CNMV, the Spanish regulatory body.

IV.2. Notices

Notes on Relevant Notices, as detailed in subsection V, and Company Actions, regarding notices, notes and minutes of meetings of shareholders and the Board of Directors published in newspapers where Net’s headquarters are located, where Company’s stocks are traded and in the Brazilian official press.

IV.3. Investor Relations Address on the Internet ("IR Website")

Net’s IR Website is an important mean of communication to get in touch with its investors, which should contain all material information (subsections IV.1 and IV.2 above) with regularity, quality and equitableness (both in Portuguese and English). It should contain at least:

  information submitted to CVM and to SEC;

  quarterly results reports and performance analyses;

  a standard updated presentation to investors and transcripts of teleconferences;

  the evolution of stock prices and volume trading;

  annual report (pdf and online); and

  Net's investor relations team's contact information.

IV.4. Management Reports on Results

The management reports on results of March, June, September and December must be prepared so as to inform the target audience about Net’s operating and financial performance in the quarter and accumulated in the current year (compared to the previous year), through an objective analysis of the results obtained and the balance sheet position.

The annual report consolidates Net’s management’s accountability to its shareholders and investors. This document must contain the full version of the company’s financial statements, a management performance analysis in the period and other information that may allow a comprehension of the following:

  the business in which Net operates, with the necessary segmentation;

  the quality of Net's administrators;

  the adopted strategic positioning and future growth opportunities; and

  the operating and financial performance in the period.

V. Periodicity and Means of Disclosing the Result

V.1.Time Frames for Disclosing the Result

The Investor Relations Officer is the one responsible for the process of disclosing quarterly results, preferably carried out before the start or after the close of trading on the Stock Exchanges located both in the country and abroad, as well as to assure its widespread and immediate dissemination, simultaneously in all markets where such securities are accepted for trading.

The process of disclosing Net’s quarterly results shall conform to the following schedule, so as to assure respect to this Manual’s fundamental principles:

  T1 – Start: to electronically deliver ITRs and DFPs (including the respective management reports on the result) to CVM, SEC (through Schedules 6K) and stock exchanges where Net’s securities are traded;

  T2 – Dissemination: to disseminate a summary of the management’s report through news media and, simultaneously, to make available detailed information on Net’s IR Website, so as to assure comprehensive and equitable access to the information;

  T3 – Investors: after the dissemination of the management report’s summary is confirmed by news channels, Net shall release the information to investors registered through its IR Website; and

  T4 – Teleconference: a meeting with investors and other parties in Brazil and abroad who are interested in openly discussing the disclosed quarterly results with the Company’s executive officers.

V.2. Meetings for Presenting the Financial Performance (roadshows)

Additionally and, after completing the schedule for disclosing the results (subsection V.1 above), Net may promote roadshows with investors in Brazil and/or abroad, aiming at expanding and consolidating the Company’s image as a transparent and proactive entity when it comes to accountability.

All fundamental principles set forth herein (section III above) and other additional recommendations of this Manual shall be carefully observed, whenever Net representatives get in touch with investors. No privileged information may be disclosed and, in case of an involuntary occurrence of this fact, the Investor Relations Officer must assure the full disclosure of same to the market as a whole within twenty-four hours.

V.3. Other Meetings

The Investor Relations Officer may attend to the requests of investors interested in visiting the Company, in order to discuss the financial results and the strategies that have been implemented or that are currently being employed by Net, always observing the fundamental principles set forth herein in section III and other recommendations elsewhere in this Manual.

VI. Policies for Disclosing and Using Information Regarding a Relevant Act or Notice

CVM Instruction no. 358/02 created a system for the responsible use, communication and disclosure of a relevant act or notice of corporations.

Notwithstanding the legal duty imposed on the corporation’s management set forth in article 157, §4, of Law Lei No. 6404, of December 15, 1976, of immediately disclosing to the stock exchange and the press information on relevant acts or notices, Instruction 358 gave the Investor Relations Officer the primary responsibility of informing and disclosing a relevant act or notice, as well as the function of assuring its full and immediately dissemination, simultaneously in all markets where such securities are traded.

In order to assure the fulfillment of the duties of the Investor Relations Officer in conformance with Instruction 358, the Qualified Parties must inform the Investor Relations Officer of any relevant act or notice so that same can fulfill his duty of communicating and disclosing such information.

VI.1. The Purpose of Disclosing a Relevant Act or Notice

The purpose of disclosing a Relevant Act or Notice is to assure that investors have at their disposal, in a timely manner, the information needed for their investment decisions, assuring the best symmetry possible in disseminating the information. This way, the improper use of privileged information in the securities market, by people who have access to them, to the benefit of themselves or of third parties, in detriment to investors in general, the market and Net itself, is prevented.

VI.2. Definition of a Relevant Act or Notice

It shall be considered as “Relevant” any and all act or notice of the Company consisting, according to Article 155, §1 of Law no. 6404/76 and Article 2 of CVM Instruction no. 358/02 of: (a) any decision by Controlling Shareholder(s), deliberation by the general meeting or the administrative bodies of the Company; or (b) any other act or notice of an administrative-policy, technical, business or economic-financial nature which has occurred or is related to its business dealings that could significantly influence:

  the price of the Securities;

  the decision of investors to purchase, sell or keep Securities; or

  the decision of investors to exercise any rights inherent to owners of the Securities.

Events related to relevant acts or notices should be analyzed in perspective to their material impact, within the context of the activities and their importance to the Company, as well as of previously disclosed information, and an not as an abstract without due evaluation, so as to avoid naive disclosures to the detriment of the quality of the market analysis of the Company’s perspectives.

Aiming at facilitating the identification of situations that may potentially characterize a corporation’s relevant act or notice, the CVM listed as an example, and therefore not all-inclusive, the following events/examples:

  the signature of an agreement or contract for the transference of Net's stock control, even if under a suspensive or resolutive condition;

  change of Net's stock control, including through the execution, amendment or termination of a shareholders' agreement;

  execution, amendment or termination of a shareholders' agreement where Net is a party or intervenor, or that has been registered in the Company's proper book;

  admission or leave of a partner that maintains, with Net, an operating, financial, technological or administrative collaboration agreement;

  authorization for the negotiation of Securities issued by Net in any market, whether domestic or foreign, or the approval, by the Company’s corporate bodies, of a public offer that depends on a registration at CVM, observing the procedures and conditions set forth in article 9 of Instruction 358;

  decision of promoting the cancellation of registration as a publicly-held company;
  incorporation, merger or spin-off involving Net or associated companies;

  transformation or dissolution of Net;

  change in Net's equity composition;

  change in accounting criteria;

  renegotiation of debts;

  approval of a plan of granting stock options;

  change in rights and advantages of securities issued by Net;

  unwinding or grouping of shares or attribution of bonus granting;

  acquisition of Net's shares for keeping them in treasury or cancellation, and disposal of shares thus acquired;

  Net's profit or loss and attribution of cash dividends;

  execution or termination of agreement, or the failure in its realization, when the expectation of concretization is in the public domain;

  approval, change or desistence of project or delay in its implementation;

  start, resumption or stoppage of manufacturing or trading of a product or service rendering;

  discovery, change or development of Net's technology or resources;

  filing of lawsuit that may affect Net's financial position; and

  change of forecasts released by Net.

VI.3. Internal Procedures to Inform and Release a Relevant Act or Notice of Net

The Company’s Investor Relations Officer is the one responsible for disclosing and communicating the Relevant Act or Notice, as well as to assure its widespread and immediate dissemination, simultaneously in all markets where the Securities are accepted for trading.

The Qualified Parties shall communicate any Relevant Act or Notice that they are aware of to the Investor Relations Officer who, in the terms of this Manual, is the one responsible for communicating it to the appropriate bodies, and releasing it to the press.

Any meetings with class entities, the investors or a selected public, in the Country or abroad, relative to the subject that may support the Relevant Information, may only be performed by Company Administrators when they have the presence of the Investor Relations Officer or another person appointed by him for this purpose. Otherwise, they must have their content reported to the Investor Relations Officer, in what it may support the Relevant Information, aiming that any Relevant Information is simultaneously released to the market.

It shall be the Investor Relations Officer’s duty to provide any financial information of Net to the press, as well as the confirmation, correction or clarification of information about a Relevant Act or Notice before the CVM, the Stock Exchanges and SEC, as the case may be.

In case of request of additional clarifications to the notice and the release of a relevant act or notice by CVM or Stock Exchanges and, also, if there is an atypical oscillation in the quotes, price or quantity traded of the Securities issued by the Company, the Investor Relations Officer shall inquire the persons with access to relevant acts or notices, aiming at checking if they have knowledge of information that should be disclosed to the market.

VI.4. Responsibility in Case of Omission

The Qualified Parties must communicate any Relevant Act or Notice that they are aware of to the Investor Relations Officer. If, in the face of the communication, (and if the decision to keep secrecy is not materialized, as described in subsections VI.9 and VI.10 below), the Controlling Shareholders, Management, Members of the Audit Committee and members of bodies with Technical or Consulting Functions determine the unjustified omission of the Investor Relations Officer in his duty of communication and disclosure, the same may only exempt themselves from responsibility if they communicate the Relevant Act or Notice to CVM.

The provision above is also applicable to the extent that the Management and Controlling Shareholders verify the unjustified omission of the Investor Relations Officer in fulfilling his duty to communicate and disclose a Relevant Act or Notice previously not disclosed by decision of the Management or Controlling Shareholders, in case the information gets out of hand or if there is an atypical oscillation in the quotes, price or traded volume of Securities issued by the Company, and same can only exempt themselves from responsibility if they immediately communicate the Relevant Act or Notice to CVM.

VI.5. When to Inform and Disseminate – Deadlines

The release of a Relevant Act or Notice should occur, whenever possible, before the start or after the close of trading on the Stock Exchanges where Securities issued by the Company are accepted for trading, whether Domestically or abroad. If there is an incompatibility, the Brazilian open stock market hours shall prevail.

In regard to deadlines to inform and disclose, the Investor Relations Officer must also observe the following:

  to communicate and disseminate the Relevant Act or Notice that occurred or that is related to the Company's business immediately after their occurrence;

  concomitantly communicate to the market the Relevant Act or Notice to be released in any media, including press releases, or in class entity meetings, investors, analysts or selected public, both Domestically and abroad; and

  to evaluate the need to request, always simultaneously to the Stock Exchanges and the organized over-the-counter entity, if it’s the case, whether domestic or foreign, where the Securities are accepted for trading, the suspension of the negotiation of Securities, for the amount of time necessary to the adequate dissemination of the relevant information, if it’s imperative that the dissemination of the Relevant Act or Notice occurs at the time of trading.

VI.6. Who to Inform?

The information regarding the relevant act or notice must be simultaneously communicated to the:

  to the CVM, the SEC and the CNVM; and

  to Stock Exchanges.

VI.7. Means of Disclosure – Newspapers and the Internet

The disclosure of the Relevant Act or Notice involving Net must be published in large newspapers normally used by the Company.

Net may, whenever a Relevant Act or Notice is released, choose to disclose it in a summary form in such newspapers, but in this case, the publication must indicate the Internet address(es) where the complete information is available to all investors, with a content that is at least identical to that which was submitted to the CVM, the Stock Exchanges and the SEC.

The disclosure and communication of a Relevant Act or Notice, including the information provided through the Internet as explained above, should be clear and accurate, and it must also be worded in an accessible manner to the investors.

VI.8. Privileged Information and the Duty to Confidentiality

The Qualified Parties have the duty to (i) maintain the confidentiality of the information regarding the Relevant Act or Notice to which they have a privileged access, until they are disclosed to the market, as well as (ii) to make sure their subordinates and trusted third parties do the same, being jointly liable, with them, if the confidentiality is not maintained.

Therefore, for orientation purposes, whenever there is a question regarding the relevance of Privileged Information, Net’s Investor Relations Officer must be contacted to solve the it.

VI.9. Exception to Immediate Disclosure

As set forth before, the general rule regarding a Relevant Act or Notice is that it be immediately communicated and disclosed to the market. In any case, to fail to communicate or disclose a Relevant Act or Notice is an exception and should be the object of an analysis.

This exception (non-disclosure of a Relevant Act or Notice) may only apply in cases where the disclosure of Privileged Information constitutes a Relevant Act or Notice that may place at risk a legitimate interest of Net. In this case, one must pay attention to the obligation of immediate disclosure if the information gets out of control.

In the case above and in the light of the circumstances, the Controlling Shareholders or the Administrators, through the Investor Relations Officer may, exceptionally, submit to CVM their decision of keeping secrecy about the Relevant Act or Notice. If a decision is take to submit the issue to CVM, the provision in article 7 of CVM Instruction 358 should be observed.

VI.10. Procedures for the Non-Disclosure of a Relevant Act or Notice of Net

Having in view its exceptional character, the non-disclosure of a Relevant Act or Notice related to Net shall be object of a decision of the Company’s Controlling Shareholders or the Management, as the case may be.

If the Management and Controlling Shareholders decide on the non-disclosure of a Relevant Act or Notice, whenever the information gets out of control or if there is an atypical fluctuation in the Company Securities’ quotes, price or traded quantity, they must immediately disclose the Relevant Act or Notice, either directly or through the Investor Relations Officer.

VII. Procedures for Communicating Information Regarding the Trading Operations of Administrators and Related Persons

The Management, Members of the Audit Committee and members of other company Bodies with Technical or Consulting functions must report information on all trading involving Securities issued by the Company, and also securities issued by Company’s subsidiaries or controlling companies, which are publicly-held corporations, of which they are holders themselves or their Related Parties, as well as changes in their stockholding positions.

  The communication should be sent to Net’s Investor Relations Officer by email compliance@globocabo.com.br according to the sample form in Attachment II-A hereto.

The persons mentioned above must forward the communication to Net’s Investor Relations Officer: (i) immediately after taking the position, and (ii) within no more than five (5) consecutive days after the end of the month in which the change in the positions held by them is noted, indicating the balance of the holdings for the period.

The Investor Relations Officer shall forward all information received, as well as the model form similar to Attachment II-B hereto, to CVM and, if it’s the case, to the Stock Exchange and organized over-the-counter markets where the Securities are accepted for trading, immediately after taking the position or within ten (10) consecutive days after the end of the reference month, for the purpose of checking the change or not of the position held.

VIII. Procedures for Communicating and Disclosing the Acquisition or Disposal of Relevant Shareholding Position

The procedures for communicating and disclosing information regarding the trading of Securities issued by Net, involving relevant shareholding position, provided for in this Section, are based on Article 12 of CVM Instruction no. 358.

Relevant shareholding position is that which directly or indirectly corresponds to 5% (five percent) or more, of the kind or class of shares representing Net’s stock capital.

The duty to disclosure and communication applies to: the direct or indirect Controlling Shareholders, and the shareholders who elect the members of the Company’s board of directors or audit committee, as well as any natural or legal person, or group of persons, acting jointly or representing a same interest, when same acquire or dispose of (or extinguish) a material shareholding interest, or rights on a material shareholding position.

The disclosure must be published in large newspapers normally used by Net.

The declaration regarding the scope, acquisition or disposal of relevant shareholding must be sent to the CVM and, if it’s the case, to the Stock Exchange, and it must contain the information below.

  name and qualification of the acquirer, indicating the registration number in the Taxpayer's Roll of Legal Entities or the Roll of Individuals;

  objective of the interest and desired quantity;
  number of shares, subscription bonus, as well as share subscription rights and stock options, by kind and class, already held, either directly or indirectly, by the acquirer or related person;

  number of debentures convertible into shares, already held, either directly or indirectly, by the acquirer or related person, declaring the number of shares object of the possible conversion, by kind and class; and

  indication of any agreement or contract regulating the exercise of the right to vote or the purchase and sale of securities issued by the company.

It is equally obliged to release the same information the person or group of persons representing a same interest, holder of material shareholding position equal or higher than the above referred percentage, each time said interest rises by 5% (five percent) or more, of the kind or class of shares representing Net’s capital stock.

The notice to CVM and the Stock Exchanges must be forwarded immediately after the material shareholding mentioned in this Section is reached, as set forth in Attachment III hereto.

IX. Policies for Trading the Company’s Securities

IX.1.Initial Considerations on the Adoption of Trading Policies

CVM Instruction no. 358 establishes, in one of its sections, restrictions for trading securities of corporations by some persons, in certain specific situations. On the other hand, it allowed the adoption, by corporations, of a policy of trading its securities, as provided for in its article 15.

This Section of the Manual establishes the rules for trading Net’s Securities, concerning (i) the trading restrictions provided for in Instruction no. 358/02, and (ii) the internal policy adopted by Net for trading securities.

IX.2. Trading through Accredited Brokers, and Black-Out Periods

In order to assure adequate standards for negotiating Securities issued by Net, a system is hereby adopted by which all of the trading by the Company itself and the persons who adhere to this Manual will only be carried out through the Accredited Brokers listed in Attachment IV, a list which will be sent to the CVM and that shall be kept up-to-date.

The Accredited Brokers shall be instructed in writing by the Company’s Investor Relations Officer not to register operations of Qualified Parties on all dates when the Company, its Subsidiaries, Associated Companies or companies under common control trade or inform to the Accredited Brokers that they will trade shares issued by Net.

Net and the Qualified Parties shall abstain from trading their shares issued by the Company in all periods in which, due to a communication from the Investor Relations Officer, who is not required to justify it, there is a determination of non-trading (“Blocking Periods”).

The same obligations shall apply to the Parent Companies and Subsidiaries. IX.3. Restrictions on Trading Pending the Disclosure of a Relevant Act or Notice

In the cases below (except the negotiations evidenced based on these Trading Policies, as set forth in subsection IX.4 herein), the negotiation of Securities by Net and by the Qualified Parties is forbidden, until the Company discloses to the market a Relevant Act or Notice:

(i)   whenever there is any Relevant Act or Notice in Net's business dealings, of which the persons mentioned above are aware;

(ii)   whenever there is the intention of promoting the incorporation, total or partial spin-off, merger, transformation or corporate reorganization;

(iii) only in regard to Controlling Shareholders, either direct or indirect, and to the Administrators, whenever there is an option or a mandate in process or that has been granted, to acquire or dispose of shares issued by Net, by the company itself, its Subsidiaries, Associated Companies or another company under joint control.

The prohibition of trading set forth in sub-items (i) and (ii) shall cease to be valid as soon as the Company releases the Relevant Act or Notice to the market, except if, at Net’s discretion, the trading of Company’s stocks by the above mentioned persons, after the release of the Relevant Act or Notice, may interfere in the Company’s business conditions, to the detriment of the Company itself or of its shareholders. Whenever Net decides to maintain the trading prohibition, the Investor Relations Officer shall inform the decision through an internal memorandum.

IX.4. Exceptions to the General Restrictions on Trading Securities

The prohibitions set forth in sub-section IX.3 above do not apply to operations with treasury shares, via private trading, linked to a call option according to a stock option plan approved by Net’s general meeting and eventual stock repurchases by Net, also via private trading of such shares.

The trading restrictions set forth in this section, in the three sub-items of section IX.3 above, do not apply to Net itself and to the Qualified Parties, as of the date the Declaration of Compliance is signed, when they perform operations in the context of the Trading Policies set forth in this Manual.

The trading by the persons referred to above, in the scope of the Trading Policies, so that they may enjoy the benefits set forth herein, according to CVM rules, they must be carried out as a long-term investment, complying with at least one of the following characteristics, as the case may be:

  subscription or purchase of shares by exercising options granted as a Stock Option Plan approved by Net's the shareholders' meeting;

  the execution, by Net, of purchases object of a stock repurchase program for canceling or keeping in treasury;

  the use of variable remuneration, received as profit sharing, when acquiring Net's Securities; and

  the execution, by the Qualified Parties, of Individual Investment Programs (as defined in sub-section IX.11).

IX.5. Restrictions on Trading after the Disclosure of a Relevant Act or Notice

In the cases foreseen above, even after the release of the Relevant Act or Notice, the prohibition of trading shall prevail, if it may – at the Company’s discretion – interfere in Net’s stock trading conditions, resulting in a loss to the Company itself or to its shareholders.

Whenever Net decides to maintain the trading prohibition, the Investor Relations Officer shall inform the decision through an internal memorandum.

IX.6. Prohibition of Trading in a Period Prior to the Disclosure of Quarterly and Annual Information and the Financial Statements

Net and the Qualified Parties may not trade Securities issued by the Company within 15 (fifteen) days prior to the disclosure of the quarterly information (ITR) and annual information (IAN and DFP) by Net.

The Individual Investment Programs must strictly follow these restrictions.

Accredited Brokers shall be instructed by Net not to register operations of the Company and Qualified Parties within 15 (fifteen) days prior to the publication of Annual Information (IAN), Financial Statements (DFP) and Quarterly Information (ITRs) of the Company.

IX.7. Prohibition of Determining the Acquisition or Disposal of Shares Issued by Net Itself

Net’s Board of Directors may not deliberate on the acquisition or disposal of shares of its own issuing, as long as such is not made public, by publishing a relevant notice regarding:

  the execution of an agreement or contract for the transference of the Company's stock control; or
  the grant of an option or mandate aimed to transfer the Company's stock control; or
  the existence of an intention to promote the incorporation, total or partial spin-off, merger, transformation or corporate reorganization.

If, after the repurchasing program is approved, any fact arises that fits into any of the cases above, Net shall immediately suspend the operations with shares of its own issuing, until the respective relevant act or notice has been disclosed.

IX.8. Trading Prohibition Applicable only to Former Administrators

Notwithstanding the provisions in sub-section IX.11 regarding Individual Investment Programs, the Administrators who leave positions with Net prior to the public disclosure of business dealings or facts that started during their term of office, may not trade Securities issued by Net:

  for the period of six (6) months after leaving; or

  until the disclosure, by the Company, of the Relevant Act or Notice to the market, unless, in this second instance, the trading of Net’s shares, after the disclosure of the Relevant Act or Notice, could interfere with the conditions of said dealings, thus harming either shareholders or the Company itself.

Among the alternatives referred to above, the event that occurs first shall always prevail.

IX.9. General Provisions Applicable to Negotiation Restrictions

The trading prohibitions and communication obligations referred to herein apply to trading carried out either directly or indirectly by Qualified Parties and Net, even in the cases where the trading by those persons is handled through:

  a company they control;

o third parties with whom they have a share trust contract or a security portfolio management.

In addition, trading prohibitions and communication obligations referred to herein apply both to trading carried out either on stock exchanges and over-the-counter markets, whether or not organized, in regard to negotiations carried out without the intervention of an institution that integrates the securities distribution system.

For purposes of article 20 of Instruction 358 and in this section of the Manual, are not considered indirect negotiations those performed by investment funds of which the persons mentioned in the above item are quotaholders, provided that:

  the investment funds are not exclusive; and

  the trading decisions of investment fund manager cannot be influenced by the quotaholders.

IX.10. Restrictions about Changes in Trading Policies

Trading policies set forth herein may not be changed pending the disclosure of any relevant act or notice.

IX.11. Individual Investment Programs

Individual Investment Program is understood as any individual plan of acquisition of Securities filed at Net’s headquarters, for which Qualified Parties have indicated their intention of investing own resources, on the long term, in Securities issued by the Company.

To this effect, the Individual Investment Program should be filed for more than thirty (30) days with the Investor Relations Officer, indicating, approximately, the volume of resources that the interested party wishes to invest or the number of Securities that he/she wishes to acquire, within the validity period of the Individual Investment Program that the interested party establishes, not inferior to 12 months, at the end of which the interested party must present a summarized report on the respective development.

Except in case of force majeure, duly justified in writing, the Securities acquired according to the Individual Investment Program cannot be disposed of until at least 90 (ninety) days after the acquisition date.

The 30-day period restriction referred to above will not prevail for the first Individual Investment Program registered after this Manual goes into effect.

X. Penalties and Gross Violations

The configuration of gross violations to the provision in CVM Instruction no. 358/02 is provided for inss.3 of article 11 of Law no. 6385/76 that is transcribed in attachment V hereto.

Applicable penalties include (but are not limited to) (i) warnings, (ii) fines to the amount of R$ 500,000.00 (five hundred thousand Reais) and (iii) suspensions of the exercise of the position. In addition, according to article 18 of such instruction, the occurrence of events that constitute a crime should be reported by CVM to the Public Attorney’s Office.

XI. Final Provisions

Any change in the trading policies and release policies, with the consequent change in this Manual, must be reported to the CVM, and if it’s the case, to the Stock Exchanges where the Securities are accepted for trading, and such notification should be followed by a copy of the decision and the full tenor of the documents that discipline and integrate said policies.

The Investor Relations Officer is the person responsible for the execution and follow-up of the following policies: (i) release and use of information; of (ii) trading Net’s securities and (iii) Individual Investment Programs.

XI.1. Annual Audit

The Company’s Securities trading controls shall be audited annually, by an independent firm registered with the CVM, after which the same will issue a detailed report confirming the implementation the controls procedure. The results and reports originated from the independent auditors will be sent to the CVM in the subsequent year after sending this manual.

XI.2.Third-party Responsibilities

The provisions of this Manual, deriving from legal and regulatory precepts, do not eliminate the responsibility given to third parties who are not directly connected with the Company and who know of a relevant act or notice and may negotiate Company Securities. Likewise, the entities and persons mentioned in this Manual who fail to sign the Term of Adhesion do not exempt themselves from the non-compliance with their legal duties.

XI.3. Amendment to the Manual

This Manual was approved by Net’s Board of Directors and any amendment or revision must be submitted to the same Board.

Attachment I

Term of Adhesion to the Manual of Disclosure and Use of Information and Policies for Trading Securities Issued by Net

By this agreement,_____________________________ [name]_________________ [qualification] resident and domiciled in _________________________________ [address], bearer of CPF No. _________________ and RG No. ______________________, in the quality of ___________________ [position, duty or relationship with Net] of Net Serviços de Comunicação S.A. (“Net”), a corporation with headquarters at Rua Verbo Divino, No. 1356, Chácara Santo Antônio, São Paulo, São Paulo, CEP 04719-002, enrolled at the Tax Roll of the Finance Ministry (CNPJ) under No. 00.108.786/0001-65, does come, through this Adhesion Term, declare having full knowledge of the rules listed in the Manual of Disclosure and Use of Information and Trading Policy of Securities Issued by Net (“Manual”), the copy which received in the act of signing this Term of Adhesion, which governs the internal policy concerning the use and release of relevant information and to the trading of securities issued by Net, undertaking to always conform its actions to such rules.

I, therefore, sigh this Adhesion Term in three (3) counterparts of equal tenor and form, in the presence of the two (2) undersigned witnesses.

Sao Paulo - SP,

__________
[name]

Witnesses:

1. ________________________________ 2. _____________________________
Name:	Name:
(ID) R.G.:	(ID) R.G.:
(Tax ID) CPF:	(Tax ID) CPF:

Attachment II-A
INDIVIDUAL FORM
Trading by Administrators and Related Persons - Art. 11 - CVM Instruction no. 358/2002 In .....(month/year)

( ).there were only the following operations with securities and derivatives, according to article 11 of CVM Instruction no.

358/2002.(1) ( ).there were no operations with securities and derivatives, according to article 11 of CVM Instruction no. 358/2002, and I hold the following positions of the securities and derivatives.
(1) When filling out the form, exclude the lines that do not contain information. If there is no acquisition/change of positions for any of the persons covered in article 11 of Instruction CVM no. 358/2002, send a statement to that effect.
(2) Issue/series, convertible, simple, periods, guarantees, kind/class, etc.
(3) Quantity times price.
Attachment II-B
CONSOLIDATED FORM
Trading by Administrators and Related Persons - Art. 11 - CVM Instruction no. 358/2002

On ... (month/year).....there were only the following operations with securities and derivatives, according to article 11 of CVM Instruction no. 358/2002.(1)

(4) When filling out the form, exclude the lines that do not contain information. If there is no acquisition/change of positions for any of the persons covered in article 11 of Instruction CVM no. 358/2002, send a statement to that effect.
(5) Issue/series, convertible, simple, periods, guarantees, kind/class, etc.
(6) Quantity times price.
        Note: In these consolidated data the information by group – Members of the Board of Directors; Executive Officers (who were not included in the group of the Board of Directors), etc.

Attachment III
Form for submitting information art. 12 CVM Instruction no. 358/02

ACQUISITION OR DISPOSAL OF MATERIAL SHAREHOLDING IN NET	
Period (month/year):	
Name of Purchaser or Seller:	
Identification:	
CNPJ/CPF (Tax ID):	
Date of Business	
Operation:	
Type of Operation:	
Type of Security:	
Company:	
Traded Quantity:	
Price:	
Objective of the Interest and Desired Quantity:	
Number of shares object of debenture conversion:	
Number of debentures convertible into shares, already held, either directly or indirectly:	
Number of shares and other securities, already held, either directly or indirectly:	
State any agreement or contract regulating the exercise of the right to vote or the purchase and sale of securities issued by the company:	
Other Relevant Information:

Attachment IV
Accreditation of Brokers
Sao Paulo, ______________________ , 200_____
To
The Brazilian Securities Commission - CVM
Department of Market Relations and Intermediaries - SMI
Address: Rua Sete de Setembro, n(0)111 - 30(0)andar
20159-900 - Rio de Janeiro - RJ - Brazil

Attn.: ________________________

Re.: Accredited Brokers

Dear Sirs, This letter is to report the dealers authorized to trade Securities of Net Servicos de Comunicacao S.A., at the Sao Paulo Stock Exchange - Bovespa. Below are listed the accredited brokers: 1. _____________________________________ 2. _____________________________________ 3. _____________________________________ Please do not hesitate to contact us with further questions. Cordially,

______________________________________
Net Servicos de Comunicacao S.A.
Investor Relations Officer
Attachment V

1. Daily Mandatory Fine according to article 23 of CVM Instruction no. 358/02
Art. 23. The noncompliance with the obligations set forth in arts. 11,ss.2, 12 and 16 of this Instruction is subject to a daily mandatory fine to be charged from the first business day after the deadline for submitting information, regardless of notice, in the amount of R$ 500.00 (five hundred Reais).
2. Gross Violations and Penalties as set forth in Art 11 of Law no. 6,385/76

Art. 11. The Securities Commission may impose on whomever violates the regulations set forth in this Law, the corporation law, its own resolutions, as well as other legal rules whose compliance it is responsible for enforcing, the following penalties:

I - warning;

II - fine;

III- suspension of the exercise of the position of administrator or member of the audit committee of a publicly-held corporation, of an entity of the distribution system or of other entities that depend on the authorization of or registration at the Securities Commission;
  Inciso III com redacao dada pela Lei n(0)9.457, de 5.5.1997.
IV - temporary incapacity, up to a maximum of twenty years, to exercise the positions mentioned in the previous item;
  Inciso IV com redacao dada pela Lei n(0)9.457, de 5.5.1997.
V - suspension of the authorization or registration for the exercise of the activities object of this Law; VI - disfranchisement of authorization or registration, for the exercise of the activities provided for in this Law;
  Inciso VI com redacao dada pela Lei n(0)9.457, de 5.5.1997.
VII - temporary prohibition, up to a maximum of twenty years, to practice certain activities or operations, by members of the distribution system or other entities that need an authorization by or registration at the Securities Commission;
  Inciso VII acrescentado pela Lei n(0)9.457, de 5.5.1997.
VII - temporary prohibition, up to a maximum of ten years, to operate, either directly or indirectly, in one or more types of operations in the securities market.
  Inciso VIII acrescentado pela Lei n(0)9.457, de 5.5.1997.
ss. 1 - The fine may not exceed the higher of the following amounts:
I - R$ 500,000.00 (five hundred thousand Reais);
  Inciso I com redacao dada pela Lei n(0)9.457, de 5.5.1997.
II - fifty percent of the amount of the irregular issuing or operation; or
  Inciso II com redacao dada pela Lei n(0)9.457, de 5.5.1997.
III - three times the amount of the economic advantage obtained or the loss avoided as a consequence of the wrongdoing.
  Inciso III com redacao dada pela Lei n(0)9.457, de 5.5.1997.
ss. 2 - In cases of relapse, the following will be applied, alternatively, fine as set forth in the previous paragraph, up to three times the determined amounts, or the penalty set forth in items III to VIII of this article's main section.
  ss. 2(0)com redacao dada pela Lei n(0)9.457, de 5.5.1997.
ss. 3 - Except for the provision in the previous paragraph, the penalties set forth in items III to VIII of this article's main section may only be applied in cases of gross violations, as defined by the rules of the Securities Commission.
  ss. 3(0)com redacao dada pela Lei n(0)9.457, de 5.5.1997.
4 - The penalties shall only be imposed with the observance of the procedure set forth in § 2 of art. 9 of this Law, and an appeal to the Appeals Council of the National Financial System is admissible.
  ss. 4(0)com redacao dada pela Lei n(0)9.457, de 5.5.1997.
5 - The Securities Commission may, at its sole discretion, the public interest allowing, suspend, at any stage, the administrative procedure filed for finding violations to the securities market legislation, if the subject or the accused signs a term of commitment, undertaking to:
  ss. 5(0)com redacao dada pelo Decreto n(0)3.995, de 31.10.2001.
I- to cease practicing activities or acts deemed illicit by the Securities Commission; and II - to correct the irregularities that were pointed out, including by indemnifying for the losses. § 6 - The commitment referred to in the previous paragraph shall not require a confession on the matter of fact, nor a recognition of the illicit nature of the conduct under analysis.
  ss. 6(0)acrescentado pela Lei n(0)9.457, de 5.5.1997.
§ 7 - The term of commitment will be published in the National Official Journal, establishing the deadline for compliance with the obligations that had been taken, and shall constitute a document valid to commence an extrajudicial execution process.
  ss. 7(0)com redacao dada pela Lei n(0)10.303, de 31.10.2001.
§ 8 - If the obligations are not fulfilled on time, the Securities Commission shall give continuity to the previously suspended administrative procedure, in order to apply the suitable penalties.
  ss. 8(0)acrescentado pela Lei n(0)9.457, de 5.5.1997.
ss. 9 - In the application of the penalties set forth in the Law, the valid retraction and the post facto retraction, or the circumstance of any person that spontaneously confesses the wrongdoing or who provides information relating to its materiality.
  ss. 9(0)acrescentado pela Lei n(0)9.457, de 5.5.1997.
10 - The Securities Commission shall regulate the application of the provision in §§ 5 to 9 of this article to the procedures conducted by the Stock Exchanges, Commodities and Futures Exchanges, organized over-the-counter market entities, and securities operations clearing and settlement entities.
  ss. 10 com redacao dada pelo Decreto n(0)3.995, de 31.10.2001.
11 - The fine charged for the noncompliance with an order from the Securities Commission as set forth in item II of the main section of art. 9 and item IV of its § 1 shall not exceed R$ 5,000.00 (five thousand Reais) per day of delay in its compliance and its application is independent from the administrative process provided for in item V of the main section of the same article.
  ss. 11 com redacao dada pelo Decreto n(0)3.995, de 31.10.2001.
12 - A voluntary appeal to the Council of the Securities Commission, from the decision that applies the fine set forth in the previous paragraph, is admissible within ten days, without supersedeas.”
  ss. 12 acrescentado pela Lei n(0)9.457, de 5.5.1997.

3. Crimes Against the Capital Market - Art. 27-D of Law no. 6,385/76.

Undue Use of Privileged Information

Art. 27-D. To use relevant information that has not yet been released to the market, of which one has knowledge and which one must keep secret, capable of providing, to oneself or to third parties, undue advantage, through negotiation, in one’s name or of third parties, involving securities:

Punishment - imprisonment, from one (1) to five (5) years, and fine of up to three (3) times the amount of the illicit advantage obtained by reason of the crime.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2002

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.